===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               -----------------

                                 SCHEDULE 13D/A
                               (Amendment No. 4)*


                             EVOLVE SOFTWARE, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   30049P104
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                     Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
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                     (Name, address and telephone Number of
                      Person Authorized to Receive Notices
                              And Communications)

                                   Copies to:
                            Francis S. Currie, Esq.
                             Davis Polk & Wardwell
                              1600 El Camino Real
                          Menlo Park, California 94025
                                 (650) 752-2000

                                October 9, 2001
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

                               -----------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d 1(e), 13d-1(f) or 13d-1(g), check the following box G.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

----------------------------
 CUSIP No. 30049P104                   13D
----------------------------

--------------------------------------------------------------------------------
      1   NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Warburg Pincus Private Equity VIII, L.P.             I.R.S. #13-416869
--------------------------------------------------------------------------------
      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
      3   SEC USE ONLY

--------------------------------------------------------------------------------
      4   SOURCE OF FUNDS*
          WC
--------------------------------------------------------------------------------
      5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
      6   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                                        7        SOLE VOTING POWER
                                                 0
               NUMBER OF SHARES        -----------------------------------------
          BENEFICIALLY OWNED BY EACH    8        SHARED VOTING POWER
            REPORTING PERSON WITH                90,373,142(1)
                                       -----------------------------------------
                                        9        SOLE DISPOSITIVE POWER
                                                 0
                                       -----------------------------------------
                                       10        SHARED DISPOSITIVE POWER
                                                 90,373,142(1)
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          90,373,142(1)
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        [ ]
--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          66.09%(2)
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*
          PN
--------------------------------------------------------------------------------
                    [*SEE INSTRUCTIONS BEFORE FILLING OUT!]
--------------------------------------------------------------------------------


---------------------

(1) Includes approximately 40,540,541 shares of Common Stock that may be acquired at any time upon the conversion of Series A Preferred Stock, 23,513,514 shares of Common Stock that may be acquired within 60 days pursuant to a Preferred Stock Warrant and Common Stock Warrants, 26,315,789 shares of Common Stock that may be acquired at any time upon conversion of Series B Preferred Stock (discussed in Items 3-5) and 3,298 shares of Common Stock owned by a Member and Managing Director of Warburg Pincus LLC and Partner of Warburg Pincus & Co. Does not include an adjustment to account for the 8.00% increase per year in the number of shares of Common Stock that the Series A and Series B Preferred Stock is convertible to, as described in Item 4.

(2) Calculated in accordance with Rule 13d-3 under the Exchange Act, based upon the number of shares of Common Stock outstanding as of July 31, 2002 (as represented by the issuer in the Series B Preferred Stock Purchase Agreement, dated August 20, 2002, attached hereto as Exhibit 7) including shares issuable upon conversion of Series A Preferred Stock and Series B Preferred Stock issued and outstanding on the date hereof and shares issuable within 60 days to the Reporting Persons.

----------------------------
 CUSIP No. 30049P104                   13D
----------------------------

--------------------------------------------------------------------------------
      1   NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Warburg Pincus & Co.                               I.R.S. #13-6358475
--------------------------------------------------------------------------------
      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
      3   SEC USE ONLY

--------------------------------------------------------------------------------
      4   SOURCE OF FUNDS*
          N/A
--------------------------------------------------------------------------------
      5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
      6   CITIZENSHIP OR PLACE OF ORGANIZATION
          New York
--------------------------------------------------------------------------------
                                        7        SOLE VOTING POWER
                                                 0
               NUMBER OF SHARES        -----------------------------------------
          BENEFICIALLY OWNED BY EACH    8        SHARED VOTING POWER
            REPORTING PERSON WITH                90,373,142(1)
                                       -----------------------------------------
                                        9        SOLE DISPOSITIVE POWER
                                                 0
                                       -----------------------------------------
                                       10        SHARED DISPOSITIVE POWER
                                                 90,373,142(1)
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          90,373,142(1)
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        [ ]
--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          66.09%(2)
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*
          PN
--------------------------------------------------------------------------------
                    [*SEE INSTRUCTIONS BEFORE FILLING OUT!]
--------------------------------------------------------------------------------


---------------------

(1) Includes approximately 40,540,541 shares of Common Stock that may be acquired at any time upon the conversion of Series A Preferred Stock, 23,513,514 shares of Common Stock that may be acquired within 60 days pursuant to a Preferred Stock Warrant and Common Stock Warrants, 26,315,789 shares of Common Stock that may be acquired at any time upon conversion of Series B Preferred Stock (discussed in Items 3-5) and 3,298 shares of Common Stock owned by a Member and Managing Director of Warburg Pincus LLC and Partner of Warburg Pincus & Co. Does not include an adjustment to account for the 8.00% increase per year in the number of shares of Common Stock that the Series A and Series B Preferred Stock is convertible to, as described in Item 4.

(2) Calculated in accordance with Rule 13d-3 under the Exchange Act, based upon the number of shares of Common Stock outstanding as of July 31, 2002 (as represented by the issuer in the Series B Preferred Stock Purchase Agreement, dated August 20, 2002, attached hereto as Exhibit 7) including shares issuable upon conversion of Series A Preferred Stock and Series B Preferred Stock issued and outstanding on the date hereof and shares issuable within 60 days to the Reporting Persons.

----------------------------
 CUSIP No. 30049P104                   13D
----------------------------

--------------------------------------------------------------------------------
      1   NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Warburg Pincus LLC                                 I.R.S. #13-3536050
--------------------------------------------------------------------------------
      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
      3   SEC USE ONLY

--------------------------------------------------------------------------------
      4   SOURCE OF FUNDS*
          N/A
--------------------------------------------------------------------------------
      5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
      6   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                                        7        SOLE VOTING POWER
                                                 0
               NUMBER OF SHARES        -----------------------------------------
          BENEFICIALLY OWNED BY EACH    8        SHARED VOTING POWER
            REPORTING PERSON WITH                90,373,142(1)
                                       -----------------------------------------
                                        9        SOLE DISPOSITIVE POWER
                                                 0
                                       -----------------------------------------
                                       10        SHARED DISPOSITIVE POWER
                                                 90,373,142(1)
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          90,373,142(1)
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                        [ ]
--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          66.09%(2)
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*
          OO
--------------------------------------------------------------------------------
                    [*SEE INSTRUCTIONS BEFORE FILLING OUT!]
--------------------------------------------------------------------------------


---------------------

(1) Includes approximately 40,540,541 shares of Common Stock that may be acquired at any time upon the conversion of Series A Preferred Stock, 23,513,514 shares of Common Stock that may be acquired within 60 days pursuant to a Preferred Stock Warrant and Common Stock Warrants, 26,315,789 shares of Common Stock that may be acquired at any time upon conversion of Series B Preferred Stock (discussed in Items 3-5) and 3,298 shares of Common Stock owned by a Member and Managing Director of Warburg Pincus LLC and Partner of Warburg Pincus & Co. Does not include an adjustment to account for the 8.00% increase per year in the number of shares of Common Stock that the Series A and Series B Preferred Stock is convertible to, as described in Item 4.

(2) Calculated in accordance with Rule 13d-3 under the Exchange Act, based upon the number of shares of Common Stock outstanding as of July 31, 2002 (as represented by the issuer in the Series B Preferred Stock Purchase Agreement, dated August 20, 2002, attached hereto as Exhibit 7) including shares issuable upon conversion of Series A Preferred Stock and Series B Preferred Stock issued and outstanding on the date hereof and shares issuable within 60 days to the Reporting Persons.

     This Amendment No. 4 ("Amendment No. 4") to that certain statement on
Schedule 13D of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg Pincus LLC, a New York limited liability company ("WP LLC") and Warburg, Pincus & Co., a New York general partnership ("WP," and together with WP VIII and WP LLC, the "Reporting Persons") filed on October 3, 2001 (the "Original Statement") and amended on October 17, 2001, February 4, 2002 and April 5, 2002 (the "Amended Statements" and together with the Original Statement, the "Statement") hereby amends and restates the Statement as provided herein. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Statement. This Amendment is being filed to reflect the purchase by WP VIII of 500,000 shares of Series B Preferred Stock of the Company.

     Items 3, 4, 5 and 6 of the Statement are hereby amended and restated in their entirety as follows:

Item 3. Source and Amount of Funds or Other Consideration.

     Pursuant to the Series A Preferred Stock Purchase Agreement (the "Series A Purchase Agreement") attached hereto as Exhibit 2, dated as of September 23, 2001, by and between WP VIII, the Company and certain other investors named in the Schedule of Purchasers to the Series A Purchase Agreement, (1) WP VIII purchased 1,000,000 shares of the Company's Series A Preferred Stock (the "Series A Preferred Stock") at a price of $10 per share, with the purchase price paid in cash on October 9, 2001 (the "Series A Closing Date"); (2) the Company issued to WP VIII two warrants to purchase up to an aggregate of 1,000,000 additional shares of Series A Preferred Stock at a price of $10 per share in cash, which warrants are exercisable for up to one year after the Series A Closing Date in certain circumstances, in the forms attached hereto as
Exhibit 3 ("Preferred Stock Warrants"); (3) the Company issued to WP VIII a warrant to purchase up to 5,000,000 shares of Common Stock at a price of $1.00 per share in the form attached hereto as Exhibit 4 ("Common Stock Warrant") and
(4) the Company agreed to grant to WP VIII additional Common Stock Warrants to purchase that number of shares of Common Stock equal to 25% of the number of shares of Common Stock into which the shares of Series A Preferred Stock issued upon exercise of the Preferred Stock Warrants are convertible, at the time such Preferred Stock Warrants are exercised. Each share of Series A Preferred Stock will be convertible into Common Stock at an initial conversion price of $0.50, or at an initial conversion rate of 20 shares of Common Stock for each share of Series A Preferred Stock converted, subject to certain adjustments as set forth in the Certificate of Designation of Series A Preferred Stock of the Company, attached hereto as Exhibit 5 (the "Series A Certificate of Designation"). Pursuant to the adjustments described in the Series A Certificate of Designation, upon closing of the sale of the Series B Preferred Stock (described below), the conversion price of the Series A Preferred Stock was adjusted to $0.37, or a new conversion rate of approximately 27 shares of Common Stock for each share of Series A Preferred (not including any accretion in the Series A Preferred Stock liquidation preference).

     On March 25, 2002, WP VIII exercised a Preferred Stock Warrant to purchase 500,000 shares of Series A Preferred Stock (the "March 25 Preferred Stock Warrant") at a price of $10 per share, for an aggregate purchase price of $5,000,000. In connection with the exercise and pursuant to the terms of the Series A Purchase Agreement, the Company issued WP VIII a new Common Stock Warrant to purchase 2,500,000 shares of Common Stock at a purchase price of $1.00 per share, in the form attached hereto as Exhibit 4.

     Pursuant to the Series B Preferred Stock Purchase Agreement (the "Series B Purchase Agreement") attached hereto as Exhibit 7, dated as of August 20, 2002, by and between WP VIII, the Company and certain other investors named in the Schedule of Purchasers to the Series B Purchase Agreement, WP VIII purchased 500,000 shares of the Company's Series B Preferred Stock (the "Series B Preferred Stock") at a price of $10 per share, with the purchase price paid in cash on August 20, 2002 (the "Series B Closing Date"). Each share of Series B Preferred Stock will be convertible into Common Stock at an initial conversion price of $0.19, or at an initial conversion rate of approximately 52 shares of Common Stock for each share of Series B Preferred Stock converted, subject to certain adjustments as set forth in the Certificate of Designation of Series B Preferred Stock of the Company, attached hereto as Exhibit 8 (the "Series B Certificate of Designation").

     The total amount of funds used to purchase the Series A Preferred Stock pursuant to the Series A Purchase Agreement and the March 25 Preferred Stock Warrant was $15,000,000 and was furnished from the working capital of WP VIII. If WP VIII elects to exercise the remaining Preferred Stock Warrant in full, the total amount of funds that will be required to purchase the additional shares of Series A Preferred Stock issuable upon such exercise will be $5,000,000, which will be furnished from the working capital of WP VIII. If WP VIII elects to exercise the Common Stock Warrants in full for cash, the total amount of funds that will be required to purchase the Common Stock pursuant to such warrants will be $7,500,000 ($10,000,000 if the remaining Preferred Stock Warrant is exercised in full), which will be provided from the working capital of WP VIII. However, the Common Stock Warrants provide WP VIII the option to convert such warrants on a cashless basis by electing to have the Company withhold a number of shares otherwise issuable upon exercise of the Warrants that is equal in value at the time of conversion to the aggregate exercise price of the Common Stock Warrants. WP VIII has not made any determination as to whether it would exercise the Common Stock Warrants, if at all, either for cash or on a cashless basis. Except as otherwise expressly stated, all shares are reported on a common stock equivalent basis, assuming that all warrants issued or issuable pursuant to the Series A Purchase Agreement are exercised in full for cash.

     The total amount of funds used to purchase the Series B Preferred Stock pursuant to the Series B Purchase Agreement was $5,000,000 and was furnished from the working capital of WP VIII.

Item 4. Purpose of Transaction.

     The transactions described herein are being effected because of the Reporting Persons' belief that the Company represents an attractive investment based on the Company's business prospects and strategy. Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional shares of the Company or engage in discussions with the Company concerning further acquisitions of shares of the Company or further investments by them in the Company. The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant may decide at any time to increase or to decrease the size of their investment in the Company.

     WP VIII entered into the Series A Purchase Agreement pursuant to which the Company agreed to issue and sell and WP VIII agreed to purchase the shares of Series A Preferred Stock and the Company agreed to issue to WP VIII the Preferred Stock Warrants and Common Stock Warrants, all as described in Item 3 above. The Series A Preferred Stock and Common Stock Warrants contain adjustment provisions pursuant to which, in certain circumstances, WP VIII may be entitled to acquire additional shares of the Company's Common Stock. In addition, the number of shares of Common Stock into which the Preferred Stock is convertible will increase at the rate of 8.00% per year from the date of issue. The Company filed the Series A Certificate of Designation on the Series A Closing Date, which provides that the Series A Preferred Stock shall have dividend, liquidation, conversion and voting rights in preference to the Common Stock. Descriptions of such rights contained herein are qualified in their entirety by reference to the Series A Certificate of Designation attached as
Exhibit 5 hereto. WP VIII entered into the Series B Purchase Agreement pursuant to which the Company agreed to issue and sell and WP VIII agreed to purchase shares of Series B Preferred Stock, as described in Item 3 above. The number of shares of Common Stock into which the Series B Preferred Stock is convertible will increase at the rate of 8.00% per year from the date of issue. The Company filed the Series B Certificate of Designation on the Series B Closing Date, which provides that the Series B Preferred Stock shall have liquidation rights in preference to the Series A Preferred Stock and the Common Stock and dividend, conversion and voting rights in parity with the Series A Preferred Stock and in preference to the Common Stock. Descriptions of such rights contained herein are qualified in their entirety by reference to the Series B Certificate of Designation attached as Exhibit 8 hereto.

     Conversion of Series A Preferred Stock and Series B Preferred Stock. Pursuant to the Certificate of Designation, the Company may cause all of the shares of Series A Preferred Stock and Series B Preferred Stock (together, the "Preferred Stock") to be automatically converted into Common Stock at any time after the fifth anniversary of the date of initial issuance of such shares of Preferred Stock, provided that the Company may only cause such automatic conversion if the closing price per share of Common Stock for thirty (30) consecutive trading days ending within ten (10) days of the date on which notice of such automatic conversion is given to the holders of the Preferred Stock shall have been at least $5.00, as adjusted for any stock splits, stock dividends and similar events. All shares of Preferred Stock will also automatically convert into Common Stock at the election of the holders of a majority of the outstanding shares of Series A Preferred Stock. The Preferred Stock may also be converted at any time at the election of each holder.

     Voting. As set forth in the Series A Certificate of Designation, holders of Series A Preferred Stock are entitled to vote such stock on an as converted basis, together with the holders of Common Stock as a single class with respect to all matters, except under specified circumstances described below under "Board Representation" with respect to the election of directors and under "Change of Control," with respect to certain Change of Control transactions. In addition, the Company will not, without the affirmative vote of the holders of a majority of the outstanding shares of Series A Preferred Stock, (i) amend or repeal the provisions of the Series A Certificate of Designation; (ii) authorize or issue any shares of a class or series senior to the Series A Preferred Stock or any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having option rights to purchase, any shares of stock senior to the Series A Preferred Stock; (iii) issue any bonds, debentures or notes or incur similar debt obligations, other than trade debt in the ordinary course of business; (iv) pay any dividend on any shares of stock junior to the Series A Preferred Stock or repurchase or redeem any such shares of stock junior to the Series A Preferred Stock, except for repurchases of unvested shares of stock at cost from employees, directors, consultants and other service providers; (v) repurchase any outstanding shares of stock, except for repurchase of shares held by employees pursuant to repurchase agreements approved by the board of directors and redemption of shares of Series A Preferred Stock; (vi) amend the bylaws to increase the authorized number of directors of the Company to more than eight; or (vii) authorize or issue any shares of any class or series of stock on parity with the Series A Preferred Stock or any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having option rights to purchase, any shares of stock on parity with the Series A Preferred Stock unless Preferred Stock Warrants are not exercised to purchase 500,000 or more shares of Series A Preferred Stock prior to the six-month anniversary of the date of first issuance of Series A Preferred Stock.

     As set forth in the Series B Certificate of Designation, holders of Series B Preferred Stock are entitled to as many votes in all actions taken by the stockholders of the Company as the number of shares of Common Stock each share of Series B Preferred Stock were convertible into as of August 20, 2002. In addition, the Company will not, without the affirmative vote of the holders of a majority of the outstanding shares of Series A Preferred Stock and Series B Preferred Stock, voting together as a single class on an as-converted to Common Stock basis (i) amend or repeal the provisions of the Certificate of Designation; (ii) authorize or issue any shares of a class or series senior to the Series B Preferred Stock or any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having option rights to purchase, any shares of stock senior to the Series B Preferred Stock; (iii) issue any bonds, debentures or notes or incur similar debt obligations, other than trade debt in the ordinary course of business; (iv) pay any dividend on any shares of stock junior to the Series B Preferred Stock or repurchase or redeem any such shares of stock junior to the Series B Preferred Stock, except for repurchases of unvested shares of stock at cost from employees, directors, consultants and other service providers; (v) repurchase any outstanding shares of capital stock of the Company, except for repurchase of shares held by employees pursuant to repurchase agreements approved by the board of directors and redemption of shares of Preferred Stock; (vi) amend the bylaws of the Company to increase the authorized number of directors of the Company to more than eight; or (vii) authorize or issue any shares of any class or series of Preferred Stock ranking on a parity with the Series B Preferred Stock, or authorize or issue any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having option rights to purchase any shares of Preferred Stock ranking on a parity with the Series B Preferred Stock.

     Board Representation. The terms of the Series A Preferred Stock, as set forth in the Series A Certificate of Designation, provide for holders of the Series A Preferred Stock to elect three members to the Board, voting separately as a class. Except as described in the next sentence, this provision remains in effect for so long as at least 75% of the shares of Series A Preferred Stock issued by the Company remain outstanding. If less than 75% but at least 50% of the shares of Series A Preferred Stock issued by the Company remain outstanding, or if WP VIII does not exercise Preferred Stock Warrants to purchase at least 500,000 shares of Series A Preferred Stock, the number of directors to be elected by holders of Series A Preferred Stock voting separately shall be reduced to two. If less than 50% but at least 25% of the shares of Series A Preferred Stock issued by the Company remain outstanding, the number of directors to be elected by holders of the Series A Preferred Stock voting separately shall be reduced to one. If less than 25% of the shares of Series A Preferred Stock issued by the Company remain outstanding, the holders of Series A Preferred Stock will no longer have the right to elect any members of the board of directors voting separately. The initial designees of the holders of the Series A Preferred Stock, Cary Davis, Nancy Martin and Gayle Crowell, were appointed to the Board, effective as of the Series A Closing Date. Mr. Davis and Ms. Martin are Members and Managing Directors of WP LLC and are Partners of WP. Ms. Crowell is a full-time adviser of WP LLC. Subject to applicable federal rules and the rules of the Nasdaq Stock Market, the holders of the Series B Preferred Stock shall be entitled to elect such number of additional directors, in addition to the three directors that the holders of Series A Preferred Stock is entitled to elect, proportionate to the number of shares of Common Stock for which such Series A Preferred Stock and Series B Preferred Stock is convertible bears to the total outstanding shares (treating Series A Preferred Stock and Series B Preferred Stock on an as converted to Common Stock basis) of the Common Stock of the Company.

     Change of Control. Under the Series A Certificate of Designation, the Company may not consummate any Change of Control Transaction, as defined the Series A Certificate of Designation, without the affirmative vote of holders of a majority of the outstanding shares of Series A Preferred Stock, unless such transaction would result in aggregate consideration paid in respect of such Series A Preferred Stock equal to the original purchase price thereof, plus an internal rate of return equal to at least 50%. In addition, in the event of any Change of Control Transaction, holders of Common Stock Warrants will have the right to deliver such warrants to the Company in exchange for payments equal to the Black-Scholes value of such warrants at the time of such transaction, payable in cash or, subject to certain conditions, Common Stock of the Company.

     Under the Series B Certificate of Designation, the Company may not consummate any Change of Control Transaction, as defined in the Series B Certificate of Designation, without the affirmative vote of holders of a majority of the outstanding shares of Series A Preferred Stock and Series B Preferred Stock, voting together as a single class, on an as-converted to Common Stock basis, unless such transaction would result in aggregate consideration paid in respect of all outstanding shares of Series B Preferred Stock equal is to the original purchase price thereof, plus an additional amount such that the internal rate of return equal is at least 50%. In the event a Change of Control Transaction occurs prior to the fifth anniversary of the Closing, the Series B Preferred Stock shall be treated as if had been outstanding for five years for purposes of determining the liquidation preference payable upon such shares.

     Preemptive Rights. Effective as of the Series B Closing Date and subject to certain exceptions, the Company granted to certain purchasers of Series B Preferred Stock rights to maintain their percentage ownership in the Company in the event of future equity issuances by the Company. A copy of the Series B Preemptive Rights Agreement providing for such rights is attached as Exhibit 9 hereto. The Series B Preemptive Rights Agreement supersedes the Preemptive Rights Agreement (previously filed as Exhibit 6 hereto) in its entirety.

     Registration of Shares of Common Stock for Resale. Pursuant to the terms of the Purchase Agreement, subject to certain conditions, the Company has agreed to prepare and file with the SEC, upon request of the purchasers of Series A Preferred Stock or Series B Preferred Stock, registration statements to enable the resale of the shares of Common Stock issued or issuable upon (i) conversion of the Series A Preferred Stock (including Series A Preferred Stock issuable upon exercise of the Preferred Stock Warrants) (ii) conversion of the Series B Preferred Stock and (iii) upon exercise or conversion of the Common Stock Warrants.

     The foregoing summary of the Series A Purchase Agreement and Series B Preferred Stock and the agreements and transactions contemplated thereby is qualified in its entirety by reference to the Series A Purchase Agreement and Series B Preferred Stock Agreement, the Preferred Stock Warrants, the Common Stock Warrants, the Series A Certificate of Designation, the Series B Certificate of Designation and the Series B Preemptive Rights Agreement, copies of which are set forth as Exhibits 2-9 and are incorporated herein by reference.

     Except as set forth above in this statement, and in Item 6 below, none of the Reporting Persons nor, to the best of their knowledge, any person listed on
Schedule I hereto or in Item 1(a) or (d) above, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) Assuming (i) exercise of the remaining Preferred Stock Warrant issued to WP VIII; (ii) full conversion of the shares of Series A Preferred Stock issued to WP VIII on the Series A Closing Date and upon exercise of the March 25 Preferred Stock Warrant and issuable pursuant to the remaining Preferred Stock Warrant; (iii) full exercise for cash of all Common Stock Warrants issued to WP VIII on the Series A Closing Date and upon exercise of the March 25 Preferred Stock Warrant and issuable upon exercise of the remaining Preferred Stock Warrant; and (iv) full conversion of the shares of Series B Preferred Stock issued to WP VIII on the Series B Closing Date, WP VIII may be deemed to beneficially own 90,369,844 shares of Common Stock, representing approximately 66.09% of the outstanding shares of Common Stock, based on the 46,381,006 shares of Common Stock outstanding as of July 31, 2002 (which number was represented by the Company in the Series B Preferred Stock Purchase Agreement, dated August 20, 2002, attached hereto as Exhibit 7), calculated in accordance with Rule 13d-3 under the Exchange Act. By reason of their respective relationships with WP VIII and each other, each of the other Reporting Persons may also be deemed under Rule 13d-3 under the Exchange Act to own beneficially 90,369,844 shares of Common Stock, representing approximately 66.09% of the outstanding Common Stock. Until such time as the Common Stock Warrant and the Preferred Stock Warrants are exercised, the Reporting Persons disclaim beneficial ownership of any shares of Common Stock issuable thereon.

     One Member and Managing Director of WP LLC and Partner of WP owns approximately 3,298 shares of Common Stock. The Reporting Persons expressly disclaim beneficial ownership of these shares.

     (b) WP and WP LLC share with WP VIII the power to vote or to direct the vote and to dispose or to direct the disposition of the 90,373,142 shares of Common Stock it may be deemed to beneficially own.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

     (c) Other than as set forth in Item 4 hereof, no transactions in the Common Stock were effected during the last sixty days by the Reporting Persons or any of the persons set forth on Schedule I or in Item 2(d) hereto.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit 1, with respect to the joint filing of this statement and any amendment or amendments hereto.

     As marked, the Series A Purchase Agreement and the agreements contemplated thereby were entered as of September 23, 2001 and are described in Item 3, Item 4 and Item 5 elsewhere in this Statement. As marked, the Series B Purchase Agreement and the agreements contemplated thereby were entered as of August 20, 2002 and are described in Item 3, Item 4 and Item 5 elsewhere in this Statement.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above or between such persons and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

     1.   Joint Filing Agreement*

     2. Series A Preferred Stock Purchase Agreement, dated as of September 23, 2001, by and between the Company, WP VIII and certain other persons.*

     3. Form of Form A Subscription Warrant and Form of Form B Subscription Warrant.*

     4.   Form of Warrant to Purchase Shares of Common Stock, as amended.

     5. Form of Certificate of Designation of Series A Preferred Stock of Evolve Software, Inc. *

     6. Form of Preemptive Rights Agreement between the Company, WP VIII and certain other persons.*

     7. Series B Preferred Stock Purchase Agreement, dated August 20, 2002, by and between the Company, WP VIII and certain other persons.

     8. Form of Certificate of Designation of Series B Preferred Stock of Evolve Software, Inc.

     9. Form of Series B Preemptive Rights Agreement between the Company, WP VIII and certain other persons.

     10.  Power of Attorney.*


-----------------

* Previously filed

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated August 28, 2002                   WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

                                                 By:  Warburg, Pincus & Co.,
                                                      General Partner

                                                 By:  /s/ Scott Arenare
                                                      --------------------------
                                                      Name:  Scott Arenare
                                                      Title: Partner


Dated August 28, 2002                   WARBURG PINCUS & Co.

                                                 By:  /s/ Scott Arenare
                                                      --------------------------
                                                      Name:  Scott Arenare
                                                      Title: Managing Director


Dated August 28, 2002                   WARBURG PINCUS LLC

                                                 By:  /s/ Scott Arenare
                                                      --------------------------
                                                      Name:  Scott Arenare
                                                      Title: Partner

                                 Exhibit Index


1.   Joint Filing Agreement*

2. Series A Preferred Stock Purchase Agreement, dated as of September 23, 2001, by and between the Company, WP VIII and certain other persons.*

3.   Form of Form A Subscription Warrant and Form of Form B Subscription
     Warrant.*

4.   Form of Warrant to Purchase Shares of Common Stock, as amended.

5. Form of Certificate of Designation of Series A Preferred Stock of Evolve Software, Inc. *

6. Form of Preemptive Rights Agreement between the Company, WP VIII and certain other persons.*

7. Series B Preferred Stock Purchase Agreement, dated August 20, 2002, by and between the Company, WP VIII and certain other persons.

8. Form of Certificate of Designation of Series B Preferred Stock of Evolve Software, Inc.

9. Form of Series B Preemptive Rights Agreement between the Company, WP VIII and certain other persons.

10.  Power of Attorney.*


-----------------

* Previously filed


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